SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 4)




                          LYNCH INTERACTIVE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    551146103
                                 (CUSIP Number)

                                   John Fikre
                          Lynch Interactive Corporation
                             401 Theodore Fremd Ave.
                               Rye, New York 10580
                                 (914) 921-8821
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 14, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

CUSIP No. 551146103                                                         13D
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1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Mario J. Gabelli
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                     (a) [ ]
                                                               (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2 (d) OR 2 (e)  [ ]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

--------------------------------------------------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     634,323 (ITEM 5)
                                      :
            BENEFICIALLY              : 8   SHARED VOTING POWER
                                      :
               OWNED                  :     NONE
                                      :
              BY EACH                 : 9   SOLE DISPOSITIVE POWER
                                      :
             REPORTING                :     623,212 (IRWM 5)
                                      :
               PERSON                 :10  SHARED DISPOSITIVE POWER
                                      :
                WITH                  :    NONE
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        634,323 (ITEM 5)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                              [x]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.76%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

CUSIP No. 551146103                                                          13D
--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Gabelli Group Capital Partners, Inc.                I.D. NO.  13-3056041
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                     (a)   [ ]
                                                               (b)   [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2 (d) OR 2 (e)


------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

------- ------------------------------------------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     21,500    (Item 5)
                                      :
            BENEFICIALLY              : 8   SHARED VOTING POWER
                                      :
               OWNED                  :     NONE
                                      :
              BY EACH                 : 9   SOLE VOTING POWER
                                      :
             REPORTING                :     21,500 (Item 5)
                                      :
               PERSON                 : 10  SHARED DISPOSITIVE POWER
                                      :
                WITH                  :     NONE
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,500 (ITEM 5)

------- ------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.77%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        HC, CO
--------------------------------------------------------------------------------

     Item 1. Security and Issuer

     The class of equity securities to which this Amendment No. 4 to Schedule 13D relates is the Common Stock, $.0001 par value per share ("Securities") of Lynch Interactive Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 401 Theodore Fremd Avenue, Rye, New York 10580. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

     Item 2. Identity and Background

     (a), (b) and (c) - This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and Gabelli Group Capital Partners, Inc. ("GGCP"). The foregoing persons signing this Amendment to Schedule 13D are hereafter referred to as the "Reporting Persons".

     Mr. Gabelli is the Vice Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc. ("GBL"), a public securities and investment management company. Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of GGCP. GGCP makes investments for its own account and is the parent company of GBL. Mr. Gabelli is the majority shareholder of GGCP.


     GGCP is a New York corporation, having its principal executive offices at One Corporate Center, Rye, New York 10580.


     For information required by instruction C to Schedule 13D with respect to the executive officers and directors of GGCP (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

     (f)  - Reference is made to Schedule I hereto.

     Item 3. Source and Amount of Funds or Other Consideration

     Item 3 to Schedule 13D is amended, in pertinent part, as follows:

     The additional Securities acquired directly by Mr. Gabelli since the most recent filing on Schedule 13D were acquired by him through his participant account in the Issuer's 401(k) Savings Plan. GGCP used approximately $520,730 of working capital to purchase the additional Securities reported by it.

Item 5. Interest In Securities Of The Issuer

     Item 5 to Schedule 13D is amended, in pertinent part, as follows:

     (a) The aggregate number of Securities beneficially owned by the Reporting Persons is 655,823 shares, representing 23.53% of the 2,787,551 shares outstanding on May 14, 2003, as reported by the Issuer. The Reporting Persons beneficially own those Securities as follows:

                                             Shares of            % of Class of
Name                                        Common Stock             Common
----                                        ------------          --------------
Mr. Gabelli .............................      634,323               22.76%

GGCP ....................................       21,500                0.77%


     Mr. Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by GGCP.

     In addition, Marc Gabelli, a Covered Person and a director of the Issuer, beneficially owns 2,500 shares.

     (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it.

     (c) During the past sixty days:

     (i) Mr. Gabelli has not effected directly any transactions in the Issuer's Securities;

     (ii) GGCP effected the following brokered transactions on the American Stock Exchange: May 5, 2003 5,000 shares purchased at $20.06 per share May 6, 2003 3,700 shares purchased at $21.00 per share

     (iii)Marc Gabelli effected the following brokered transactions on the American Stock Exchange: May 1, 2003 500 shares purchased at $19.87 per share May 7, 2003 1,000 shares purchased at $21.91 per share

     (d) With respect to 140,000 of the shares reported as beneficially owned by Mr. Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mr. Gabelli is the general partner of this family partnership and has approximately a 5% interest therein.
          (e) Not applicable.

     Item 7. Material to be Filed as an Exhibit The following Exhibit A is attached hereto.

Exhibit A: Joint Filing Agreement

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2003

                                       MARIO J. GABELLI

                                       ----------------
                                       by:/s/ John Fikre
                                       John Fikre
                                       Attorney-in-Fact



                                       GABELLI GROUP CAPITAL PARTNERS, INC.


                                       By:/s/ James E. McKee
                                       ------------------------
                                       James E. McKee













                                  6 Secretary

                                   Schedule I

                      Information with Respect to Executive
                    Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Asset Management Inc., the business address of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

Mario J. Gabelli     Chief Executive Officer and Chief Investment Officer
                     of Gabelli Group Capital Partners, Inc., Gabelli
                     Asset Management Inc., and GAMCO Investors, Inc.;
                     Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of Lynch Corporation.
                     Lynch Interactive Corporation
                     One Corporate Center
                     Rye, New York 10580

Charles C. Baum      Chairman, Director and Chief Executive Officer
                     of The Morgan Group, Inc.; Secretary & Treasurer
                     United Holdings Co., Inc.
                     2545 Wilkens Avenue
                     Baltimore, MD   21223

Frederic V. Salerno  Chairman
                     Lynch Interactive Corporation
                     One Corporate Center
                     Rye, New York 10580

Arnold M. Reichman   Business Consultant

Marc J. Gabelli      Managing Director

Matthew R. Gabelli   Vice President - Trading
                     Gabelli & Company, Inc.
                     One Corporate Center
                     Rye, New York 10580
Officers:

Mario J. Gabelli    Chairman, Chief Executive Officer
                    and Chief Investment Officer

Robert S. Zuccaro   Vice President

James E. McKee      Vice President, General Counsel and Secretary

Exhibit A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of Lynch Interactive Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 14th day of May 2003.


                                 MARIO J. GABELLI


                                 By:/s/ John Fikre
                                 -----------------
                                 John Fikre
                                 Attorney-in-Fact



                                 GABELLI GROUP CAPITAL PARTNERS, INC.


                                 By:/s/ James E. McKee
                                 ------------------------
                                 James E. McKee
                                 Secretary